Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the Management Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial information on the Company presented in the Management Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 20, 2013	February 20, 2013

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2012 has been audited by KPMG LLP, Chartered Accountants, as stated in their report located on page 46 of the Annual Financial Statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation as of December 31, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of IAMGOLD Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IAMGOLD Corporation as of December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
February 20, 2013
Toronto, Canada

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of IAMGOLD Corporation

We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2012 and December 31, 2011, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and our report dated February 20, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2013

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	8	$813.5	$1,051.6
Gold bullion (market value $223.3; December 31, 2011 - $210.9)	9	96.9	96.8
Income tax receivable		25.0	26.3
Receivables and other current assets	10	160.6	132.3
Inventories	11	305.1	239.1

		1,401.1	1,546.1

Non-current assets
Deferred income tax assets	22	55.4	41.4
Investments in associates	12	56.1	16.3
Mining assets	13	2,713.3	1,881.6
Exploration and evaluation assets	14	533.3	356.5
Goodwill	15	256.7	256.7
Other non-current assets	16	360.3	295.2

		3,975.1	2,847.7

		$5,376.2	$4,393.8

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$252.3	$206.0
Income tax payable		62.2	109.2
Dividends payable		48.6	47.0
Current portion of asset retirement obligations	21(a)	7.4	6.3
Current portion of other non-current liabilities		2.6	6.6

		373.1	375.1

Non-current liabilities
Deferred income tax liabilities	22	285.6	256.4
Long-term debt	18(a)	638.8	—
Asset retirement obligations	21(a)	250.7	215.9
Other non-current liabilities		23.2	17.5

		1,198.3	489.8

		1,571.4	864.9

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	23	2,315.8	2,308.6
Contributed surplus		26.7	19.9
Retained earnings		1,343.2	1,104.9
Accumulated other comprehensive income		42.4	41.1

		3,728.1	3,474.5
Non-controlling interests		76.7	54.4

		3,804.8	3,528.9

Contingencies and commitments	21(c), 34

		$5,376.2	$4,393.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31
(In millions of U.S. dollars, except per share amounts )	Notes	2012	2011
Revenues		$1,670.0	$1,673.2

Cost of sales	27	948.0	891.8
General and administrative expenses	28	58.3	54.2
Exploration expenses		112.7	73.3
Other		4.8	25.7

Operating costs		1,123.8	1,045.0

Earnings from operations		546.2	628.2
Share of net earnings (losses) from investments in associates (net of income tax)	12	12.0	(1.6)
Finance costs	29	(18.5)	(7.1)
Foreign exchange gains (losses)		10.7	(8.1)
Interest income and derivatives and other investment gains	30	20.2	37.6

Earnings from continuing operations before income tax expense		570.6	649.0
Income taxes	22	(199.4)	(221.0)

Net earnings from continuing operations		371 .2	428.0
Net earnings from discontinued operations	7(c)	—	415.3

Net earnings		$371.2	$843.3

Net earnings from continuing operations attributable to:
Equity holders of IAMGOLD Corporation		$334.7	$391.3
Non-controlling interests		36.5	36.7

		$371.2	$428.0

Net earnings attributable to:
Equity holders of IAMGOLD Corporation		$334.7	$806.6
Non-controlling interests		36.5	36.7

		$371.2	$843.3

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions )	24
Basic		376.2	374.9
Diluted		376.9	376.5
Earnings from continuing operations per share ($ per share)
Basic		$0.89	$1.04
Diluted		$0.89	$1.04
Earnings per share ($ per share)
Basic		$0.89	$2.15
Diluted		$0.89	$2.14

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31
(In millions of U.S. dollars)	Notes	2012	2011
Net earnings		$371.2	$843.3

Other comprehensive income (loss), net of tax
Net unrealized change in fair value of available-for-sale financial assets, net of tax	19(a)(iii)	8.2	4.2
Net realized change in fair value and impairment of available-for-sale financial assets, net of tax	19(a)(iii)	(6.9)	(6.4)

		1.3	(2.2)
Other		(2.3)	(0 .8)

Total other comprehensive loss		(1.0)	(3.0)

Comprehensive income		$370.2	$840.3

Comprehensive income from continuing operations		$370.2	$425.0
Comprehensive income from discontinued operations	7(c)	—	415.3

Comprehensive income		$370.2	$840.3

Comprehensive income attributable to:
Equity holders of IAMGOLD Corporation		$333.7	$803.6
Non-controlling interests		36.5	36.7

		$370.2	$840.3

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to Equity Holders of IAMGOLD Corporation
(In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total	Non- controlling Interests	Total Equity
At December 31, 2011		$2,308.6	$19.9	$1,104.9	$41.1	$3,474.5	$54.4	$3,528.9

Net earnings		—	—	334.7	—	334 .7	36.5	371.2
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	1.3	1.3	—	1.3
Other		—	—	(2.3)	—	(2.3)	—	(2.3)

Total comprehensive income		—	—	332.4	1.3	333.7	36.5	370.2

Issued shares on exercise of share-based payments		7.2	(1.8)	—	—	5.4	—	5.4
Share-based compensation	25	—	8.6	—	—	8.6	—	8.6
Dividends	26	—	—	(94.1)	—	(94.1)	(14.2)	(108.3)

Total transactions		7.2	6.8	(94.1)	—	(80.1)	(14.2)	(94.3)

At December 31, 2012		$2,315.8	$26.7	$1,343.2	$42.4	$3,728.1	$76.7	$3,804.8

		Attributable to Equity Holders of IAMGOLD Corporation
(In millions of U.S. dollars)	Notes	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total	Non- controlling Interests	Total Equity
At December 31, 2010		$2,255.5	$18.8	$383.6	$43.3	$2,701.2	$56.9	$2,758.1

Net earnings		—	—	806.6	—	806.6	36.7	843.3
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(2.2)	(2.2)	—	(2.2)
Other		—	—	(0.8)	—	(0.8)	—	(0.8)

Total comprehensive income		—	—	805.8	(2.2)	803.6	36.7	840.3

Issued shares, net of issue costs		34.6	—	—	—	34.6	—	34.6
Gain on sale of treasury shares		—	0 .1	—	—	0.1	—	0.1
Issued shares on exercise of share-based payments		18.5	(5.3)	—	—	13.2	—	13.2
Share-based compensation	25		6.3	—	—	6.3	—	6.3
Dividends	26	—	—	(84.5)	—	(84.5)	(11.7)	(96.2)
Disposal of a subsidiary - La Arena project		—	—	—	—	—	(27.5)	(27.5)

Total transactions		53.1	1 .1	(84.5)	—	(30.3)	(39.2)	(69.5)

At December 31, 2011		$2,308.6	$19.9	$1,104.9	$41.1	$3,474.5	$54.4	$3,528.9

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31
(In millions of U.S. dollars)	Notes	2012	2011
Operating activities
Net earnings from continuing operations		$371.2	$428.0
Adjustments for:
Finance costs	29	18.5	7.1
Depreciation expense		163.9	156.8
Changes in estimates of asset retirement obligations at closed sites	21(a)	5.3	23.0
Income tax expenses		199.4	221.0
Unrealized impact of foreign exchange on cash and cash equivalents		(5.1)	11.4
Other non-cash items	32(a)	(10.7)	(21.8)
Adjustments for cash items	32(b)	(4.5)	(8.3)
Movements in non-cash working capital items and non-current ore stockpiles	32(c)	(63.0)	(63.9)

Cash generated from operating activities		675.0	753.3
Income tax paid		(234.0)	(160.5)

Net cash from operating activities		441.0	592.8

Investing activities
Mining assets
Capital expenditures		(698.3)	(265.4)
Sales proceeds		2.5	1.0
Additions to exploration and evaluation assets		(2.2)	(130.8)
Acquisition of the Côté Gold project	5	(485.7)	—
Other investing activities	32(d)	(29.6)	(95.0)
Proceeds from disposals of non-core assets	32(e)	—	737.4

Net cash from (used in) investing activities		(1,213.3)	247.2

Financing activities
Gross proceeds from long-term debt		650.0	—
Proceeds from issue of share capital		5.4	54.7
Dividends paid		(106.9)	(80.1)
Interest paid		(3.1)	(2.9)
Payment of long-term debt transaction costs		(11.6)	—
Other		(4.7)	0.1

Net cash from (used in) financing activities		529.1	(28.2)

Unrealized impact of foreign exchange on cash and cash equivalents		5.1	(11.4)

Net cash used in discontinued operations	7(d)	—	(19.6)

Increase (decrease) in cash and cash equivalents		(238.1)	780.8
Cash and cash equivalents, beginning of the year		1,051.6	270.8

Cash and cash equivalents, end of the year		$813.5	$1,051.6

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation incorporated under the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the year ended December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2012.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 20, 2013.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following, which are measured at fair value:

•	derivative financial instruments;

•	financial instruments at fair value through profit and loss; and

•	available-for-sale financial assets.

The methods used to measure fair values are discussed in note 19.

(c)	Basis of consolidation

Subsidiaries and joint ventures related to significant properties of the Company are accounted for as follows:

Name	Property – Location	December 31, 2012	December 31, 2011	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	—	Consolidation
IAMGOLD Ecuador S.A.[3]	Quimsacocha project – Ecuador	—	100%	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Proportionate consolidation
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Proportionate consolidation

[1]	Division of IAMGOLD Corporation.
[2]

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc., which owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

[3]	On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador through the sale of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries are entities controlled by the Company. The income and expenses of the subsidiary are included in the consolidated financial statements from the acquisition date, which is the date on which the Company obtains control of the acquired entity.

Joint ventures are those entities over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venturers for strategic, financial and operating decisions. Financial results of joint ventures are proportionately consolidated from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the parent company, using consistent accounting policies.

Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method. The Company’s share of net earnings (losses) from investments in associates is recognized in the consolidated statements of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheets. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheet.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated on consolidation.

(d)	Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar.

Foreign currency transactions are converted to U.S. dollars initially at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation expense, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation. Exchange gains and losses on translation are included in the consolidated statements of earnings. When gain or loss on certain non-monetary items, such as, available-for-sale (“AFS”) is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

Subsidiaries, joint ventures or associates whose functional currency is other than the U.S. dollar, foreign currency balances and transactions are translated into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset. Exchange gains and losses on translation are included in OCI. Exchange gains and losses are recognized in the consolidated statements of earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company, and its subsidiaries and associates.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit and loss

Cash and cash equivalents, short-term investments and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses).

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Available-for-sale financial assets

The Company’s investments in marketable securities are designated as AFS financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Changes in fair value of AFS investments are recognized in OCI until investments are disposed of or when there is objective evidence of impairment in value.

Non-derivative financial liabilities

Accounts payable, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit and loss.

Derivative instruments at fair value through profit and loss, including embedded derivatives, are recorded in the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statements of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories, concentrate inventory, and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is the estimated selling price less the estimated costs to complete processing and sell finished goods.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories on the consolidated balance sheet based on the period in which they are expected to be processed.

Provisions for redundant and slow-moving items are made by reference to specific items of inventory. Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings in interest income and derivatives and other investment gains (losses).

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings as incurred.

Property, plant and equipment presented on the consolidated balance sheets are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

•	mine and other construction in progress, and

•	the operation of mineral properties in the production stage, including:

•

mining properties and deferred costs, which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, and capitalized stripping costs, and

•	plant and equipment.

a.	Mining and construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(f) below), which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, are transferred to mine and other construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is brought into production.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from mine and other construction in progress assets and incorporated into the appropriate categories of mining assets and supplies inventories.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

b.	Mining properties and deferred costs

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties and deferred costs within mining assets.

c.	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to represent a betterment to the mineral property in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties and deferred costs” within mining assets.

(ii)	Corporate equipment

Corporate equipment (located at corporate locations) includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Corporate equipment is classified in other non-current assets.

(e)	Depreciation

Effective from the point an asset is ready for its intended use, mining assets, corporate equipment and royalty interests are amortized on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortization is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of a mine. In general, an ore body where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Changes in the estimate of mineral reserves and resources will result in changes to depreciation and will be accounted for on a prospective basis over the remaining life of the operation. In 2012 and 2011, the Company has not incorporated any non-reserve material in its depreciation calculations.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition, are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortized as the assets are not available for use.

The basis of amortization for capitalized stripping assets is the ore to be extracted as a result of the specific stripping activity (reserves that directly benefit from the stripping activity) and is determined on a units-of-production basis.

Capitalized borrowing costs are amortized over the useful life of the related asset.

Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Exploration activities relate to the collection of exploration data.

Exploration data consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalised and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(g)	Business combinations and goodwill

Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs, and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property is pursuing a plan to produce outputs, and will be able to obtain access to customers that will purchase the outputs.

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying value of interests prior to acquisition of control is re-measured to fair value on the date control is acquired, amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as negative goodwill and recorded in the consolidated statements of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost, net of accumulated depreciation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(j)	Impairment

(i)	Financial assets

Financial assets are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss in respect of marketable securities is calculated by reference to its fair value. A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal would be recognized in the consolidated statements of earnings.

If the fair value of a marketable security declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an AFS marketable security has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in interest income and derivatives and other investment gains (losses).

Once an AFS marketable security has been impaired, all subsequent losses calculated as the difference between the acquisition cost and current fair value, less any previously recognized impairment loss, are recognized in interest income and derivatives and other investment gains (losses). If the fair value of a previously impaired AFS marketable security subsequently recovers, the unrealized gains are recorded in OCI. Previously recorded impairment losses are not subject to reversal.

(ii)	Non-financial assets

If a property is abandoned or deemed economically unfeasible, the related project balances are impaired.

The Company conducts annual impairment assessments, which are typically performed at December 31, of the values of goodwill and non-current assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment purposes. The CGU represents the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. A CGU is typically considered to be an individual mine site or a development project.

If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against any goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in the consolidated statements of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset or CGU, which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of discount rates, realizable metals prices, operating costs, capital and site restoration costs and estimated future foreign exchange and inflation rates, as defined under IFRS for FVLCS and VIU. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in its fair value, then this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(k)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(l)	Other provisions

Provisions are recognized when a present obligation exists (legal or constructive) as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined based on management’s best estimate (refer to note 3(s)(viii)).

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible then details of the contingent loss are disclosed.

(m)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using the balance sheet approach on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax asset or liability is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(n)	Flow-through common shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures as incurred.

(o)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method.

(p)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings and credited to contributed surplus within shareholders’ equity.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(q)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(r)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, if its carrying value will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Net earnings from operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statements of earnings and comparative periods are reclassified.

(s)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements as described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Capitalization and amortization of stripping costs (note 3(d)(i)c.);

•	Determination of the useful life of mining assets and measurement of the depreciation expense (note 3(e));

•

Mineral exploration and evaluation costs and determination of technical feasibility and commercial viability (note 3(f)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Fair value of mineral rights acquired in a business combination (note 3(g));

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition ( note 3(g));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of cash generating units (note 3(j)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(k)).

(ii)	Determination of the date of transition from construction to production accounting

Judgments made in relation to accounting policies

Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset (considered as a whole operation) has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenue and expenses from the operation. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(iii)	Impairment analysis of goodwill and non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of goodwill and non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment exists, and annual for CGUs with goodwill, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the fair value less costs to sell using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production. Refer to note 33.

In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles and is estimated based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used. Refer to note 3(c).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site.

Management judgment is required in the identification of cash generating units and allocation of goodwill to CGUs for impairment testing purposes.

(iv)	Definition of a business

Judgments made in relation to accounting policies

Based on management’s judgment, the acquisition of Trelawney in 2012 (refer to note 5) did not meet the definition of a business as the primary asset (Côté Gold project) was an exploration stage property. Consequently, the transaction has been recorded as the acquisition of an asset.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(v)	Determination of control by one entity over another

Judgments made in relation to accounting policies

Subsidiaries are entities controlled by the Company, and investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

As at December 31, 2012, IAMGOLD owned 45.3% of the outstanding shares of Galane Gold Ltd. and 47.0% of the outstanding shares of INV Metals Inc. (“INV Metals”) (refer to note 12). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has significant influence, and no control, over these entities and accounted for it as investments in associates using the equity method of accounting.

(vi)	Determination of fair values and impairment analysis of financial instruments

Judgments made in relation to accounting policies

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. Management’s estimate of the fair value of financial instruments is subject to risks and uncertainties as disclosed in note 3(a).

Financial assets such as marketable securities are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Fair values, impairment and sensitivity analyses related to marketable securities and warrants held as investments are disclosed in note 19(a)(iii).

(vii)	Derivative financial instruments

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 19 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(viii)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including opinion of experts.

Key sources of estimation uncertainty

Provisions related to present obligations are management’s best estimate of amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 21(a).

(ix)	Determination of deferred income tax including uncertain tax position

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(i)(ii)) and 22.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

4.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. These are summarized as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015.

IFRS 10 – Consolidated financial statements

IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013. This standard retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. In accordance with IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company is in the process of evaluating its investments.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (now arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method and, joint operations will be accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements and has concluded that Sadiola and Yatela will be considered joint ventures for accounting purposes. Consequently, IAMGOLD will account for its interest in Sadiola and Yatela using the equity method instead of proportionate consolidation effective January 1, 2013. Retrospective adjustments will be applied starting in 2013 at the beginning of the earliest period presented, January 1, 2012.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company will expand disclosure regarding interest in other entities, such as information to enable users to evaluate the nature of, and risks associated with, the Company’s interests in other entities, and the effects of those interests on its consolidated balance sheet, financial performance and cash flows. In addition to financial information related to its interests in other entities, disclosure will include significant judgments and assumptions the Company has made in determining that it has control of another entity, that it has joint control of an arrangement or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle, if any.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013. Based on its review, IAMGOLD does not believe there will be any impact on its consolidated financial statements upon the adoption of IFRIC 20.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

5.	ACQUISITION

Trelawney – Côté Gold project

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”), a Canadian junior mining and exploration company that owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

For each common share of Trelawney, IAMGOLD paid C$3.30 in cash. The total purchase price amounted to $542.6 million, which includes transaction costs of $6.2 million and is net of cash and cash equivalents acquired of $57.9 million.

Prior to the acquisition, IAMGOLD’s investment in Trelawney was designated as an available-for-sale marketable security. The fair value of the investment on the date of the acquisition of $56.9 million has been included as part of consideration for the transaction.

Based on management’s judgment, this acquisition does not meet the definition of a business combination (refer to note 3(g)) as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed
Current assets	$$4.8
Mining assets	7.6
Exploration and evaluation assets	532.7
Other non-current assets	0.8
Current liabilities	(2.6)
Asset retirement obligations	(0.4)
Other non-current liabilities	(0.3)

$542.6

Consideration paid
Cash payment	$543.6
Less: Cash and cash equivalents acquired	(57.9)

Cash consideration	485.7
Initial investment	56.9

$542.6

6.	DIVESTITURES

(a)	Quimsacocha project

On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador to INV Metals through the sale of all of the shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals which were valued at $27.8 million with transactions costs of $1.2 million. The disposition resulted in a net after-tax loss of $3.0 million. The Company’s investment in INV Metals represents 47% of the issued and outstanding common shares of INV Metals. This investment has been accounted for using the equity method.

(b)	La Arena project

On February 9, 2011, IAMGOLD sold all of the outstanding shares of La Arena S.A. (the La Arena project in Peru) to Rio Alto Mining Limited for a cash payment of $48.8 million resulting in an after-tax gain of $10.5 million.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

7.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667.0 million and recorded an after-tax gain on this sale of $402.6 million in the second quarter 2011. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011.

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34.2 million resulting in a gain on disposal of $5.3 million (before income taxes) during the third quarter 2011. The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1.5 million.

Major classes of assets and liabilities included as part of the Mupane mine were as follows as at the date of disposal:

Cash and cash equivalents	$5.9
Current assets	9.8
Mining assets	22.5
Non-current ore stockpiles	5.9
Accounts payable and accrued liabilities	(6.8)
Asset retirement obligations	(9.3)
Deferred income tax liabilities	(0.1)

Net carrying value	$27.9

Consideration received, satisfied in cash	$12.5
Cash and cash equivalents disposed of	5.9

Net cash inflow on disposal	$6.6

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Net earnings from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings from discontinued operations attributable to equity holders of IAMGOLD in the consolidated statements of earnings.

Year ended December 31,
2011
Tarkwa and Damang mines
Share of net earnings from investments in associates before disposal	$21.0
Gain on sale of investments in associates	402.8

Net earnings from the Tarkwa and Damang mines	$423.8

Mupane mine
Revenues	$50.5
Cost of sales	(46.3)
Derivative loss on gold hedging contracts and other[1]	(19.8)
Income tax recovery	0.3

Net loss from the Mupane mine before its disposal	(15.3)

Gain on sale of the Mupane mine	5.3
Income tax recovery on sale	1.5

6.8

Net loss from the Mupane mine	$(8.5)

$415.3

[1]	The disposal of the Mupane mines led to the retirement of outstanding Mupane gold hedges resulting in a realized derivative loss during 2011.

(d)	Net cash used in discontinued operations

Year ended December 31,
2011
Cash flow used in:
Operating activities	$(15.3)
Investing activities	(4.3)

$(19.6)

8.	CASH AND CASH EQUIVALENTS

	December 31, 2012	December 31, 2011
Cash	$471.6	$631.2
Short-term deposits with initial maturities of three months or less	341.9	420.4

	$813.5	$1,051.6

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

9.	GOLD BULLION

				December 31, 2012	December 31, 2011
Ounces held		(oz	)	134,737	134,636
Weighted average acquisition cost	($	/oz	)	$720	$719
Acquisition cost	($	millions	)	$96.9	$96.8
End of year spot price for gold	($	/oz	)	$1,658	$1,566
End of year market value	($	millions	)	$223.3	$210.9

10.	RECEIVABLES AND OTHER CURRENT ASSETS

	December 31, 2012	December 31, 2011
Gold trade receivables	$10.9	$24.0
Settlement receivables from sales of niobium	16.8	19.2
Receivables from governments [1]	49.2	26.3
Royalty receivable	2.1	1.9
Other receivables	26.9	14.7
Trade and other receivables	105.9	86.1
Derivatives	16.8	4.7
Marketable securities	18.7	24.3
Warrants held as investments	0.3	—
Prepaid expenses	18.9	17.2

	$160.6	$132.3

[1]	Receivables from governments related to taxes and mineral rights.

11.	INVENTORIES

	December 31, 2012	December 31, 2011
Finished goods:
Gold production inventories	$39.4	$38.7
Niobium production inventories	14.5	12.1
Gold in process	10.8	13.3
Ore stockpiles	53.5	16.5
Mine supplies	186.9	158.5

	305.1	239.1
Ore stockpiles included in other non-current assets	132.9	111.3

	$438.0	$350.4

In 2012, the write-down of inventories to net realizable value amounted to $9.5 million (2011 – $1.5 million).

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENTS IN ASSOCIATES

	Tarkwa[1]	Damang[1]	Galane[2]	INV Metals[3]	Total
At December 31, 2010	$198.4	$47.7	$—	$—	$246.1
Acquisition	—	—	17.9	—	17.9
Share of net losses	—	—	(1.6)	—	(1.6)
Share of net earnings (losses) (discontinued operations)	24.3	(3.3)	—	—	21.0
Dividends received from associates	—	(5.7)	—	—	(5.7)
Disposals	(222.7)	(38.7)	—	—	(261.4)

At December 31, 2011	—	—	16.3	—	16.3
Acquisition	—	—	—	27.8	27.8
Share of net earnings	—	—	12 .0	—	12.0

At December 31, 2012	$—	$—	$28.3	$27.8	$56.1

[1]

On June 22, 2011, IAMGOLD sold its 18.9% interests in Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited. In 2011, IAMGOLD’s share of net earnings from Tarkwa and Damang were reported in net earnings from discontinued operations in the Company’s consolidated statements of earnings.

[2]

As part of the consideration from the sale of the Mupane gold mine, IAMGOLD received common shares of Galane, the new owner of the Mupane mine, representing 48.5% of the outstanding shares of Galane as of August 31, 2011 (date of the transaction). The ownership percentage in Galane as of December 31, 2012 was 45.3%. This investment is accounted for using the equity method. IAMGOLD includes Galane’s results on a three-month lag. The latest available financial statements are as of September 30, 2012. The Company was not made aware of any material events from September 30 to December 31, 2012. The carrying value of this asset was recorded on the balance sheet on September 1, 2011 at its fair value of $17.9 million. The fair value of the Company’s shares in Galane was $19.2 million based on its market quoted price at December 31, 2012.

[3]

On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for a total of 231.3 million common shares of INV Metals valued at $27.8 million, which is 47% of INV Metals’ issued and outstanding shares. This investment has been accounted for using the equity method. IAMGOLD includes INV Metals’ results on a three-month lag. The latest available financial statements are as of September 30, 2012. The Company was not aware of any material events from November 14 to December 31, 2012. The carrying value of this asset was recorded on November 14, 2012, at its fair value. The fair value of the Company’s shares in INV Metals was $25.6 million based on its market quoted price at December 31, 2012.

At September 30, 2012, financial information for investments in Galane and INV Metals, not adjusted for the percentage held by the Company, is summarized below:

	September 30, 2012		September 30, 2011
	Galane	INV Metals	Galane	INV Metals
Assets
Current assets	$30.4	$8.2	$15.7	$—
Non-current assets	42.0	20.9	33.9	—

	$72.4	$29.1	$49.6	$—

Liabilities
Current liabilities	$8.4	$0.4	$7.1	$—
Non-current liabilities	9.4	0.2	15.9	—

	$17.8	$0.6	$23.0	$—

Net income [1]
Revenues	$94.8	$—	$1 .5	$—
Expenses	(69.6)	—	(4.7)	—

Net earnings (loss es )	$25.2	$—	$(3.2)	$—

[1]

Net earnings in Galane as of September 30, 2012 represents twelve months of activity from October 1, 2011 to September 30, 2012. Net loss as of September 30, 2011 represents one month of activity from September 1, 2011 to September 30, 2011.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

13.	MINING ASSETS

	Mining and construction in progress	Mining properties and deferred costs	Plant and equipment	Total
Cost
At December 31, 2010	$42.4	$1,737.0	$1,156.8	$2,936.2
Additions - continuing operations	96.1	70.1	78.8	245.0
Additions - discontinued operations	1.2	2.2	0.9	4.3
Changes in asset retirement obligations	—	22.7	—	22.7
Disposals - continuing operations	—	(0.2)	(12.0)	(12.2)
Disposals - discontinued operations	(2.6)	(55.6)	(46.3)	(104.5)
Transfers within mining assets	(38.0)	28.7	9.3	—
Other	—	—	3.1	3.1

At December 31, 2011	99.1	1,804.9	1,190.6	3,094.6
Additions	384.9	124.7	139.6	649.2
Acquisition of the Côté Gold project	—	—	7.6	7.6
Changes in asset retirement obligations	—	31.5	—	31.5
Disposals	—	—	(15.1)	(15.1)
Transfer[1]	329.6	—	—	329.6
Transfers within mining assets	(104.2)	18.6	85.6	—
Other	—	—	1.4	1.4

At December 31, 2012	$709.4	$1,979.7	$1,409.7	$4,098.8

Accumulated Depreciation
At December 31, 2010	$—	$731.4	$416.1	$1,147.5
Depreciation expense - continuing operations [2]	—	71.7	78.6	150.3
Depreciation expense - discontinued operations	—	1.5	2.1	3.6
Disposals - continuing operations	—	(0.2)	(8.6)	(8.8)
Disposals - discontinued operations	—	(44.9)	(37.1)	(82.0)
Other	—	2.4	—	2.4
At December 31, 2011	—	761.9	451.1	1,213.0
Depreciation expense [2]	—	88.4	93.3	181.7
Disposals	—	—	(9.7)	(9.7)
Other	—	—	0.5	0.5

At December 31, 2012	$—	$850.3	$535.2	$1,385.5

Net book value at December 31, 2011	$99.1	$1,043.0	$739.5	$1,881.6

Net book value at December 31, 2012	$709.4	$1,129.4	$874.5	$2,713.3

[1]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mining and construction in progress . During the first quarter 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets .

[2]	Excluding depreciation expense relating to corporate assets .

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Mining and construction in progress at December 31, 2012 and 2011, include capital expenditures related to projects at the following: Rosebel mine (2012 – $40.6 million; 2011 – $13.9 million), Essakane mine (2012 – $109.7 million; 2011 – $32.2 million), Sadiola mine (2012 – $7.0 million; 2011 – $3.2 million), Yatela mine (2012 – $0.6 million; 2011 – nil), Niobec mine (2012 – $32.2 million; 2011 – $49.8 million), and Westwood mine (2012 – $517.7 million; 2011 – amount included in exploration and evaluation assets).

In 2012, borrowing costs attributable to qualifying assets associated with the Essakane and Westwood mine capitalized in mining and construction in progress totaled $1.6 million (2011 – nil) at a weighted average interest rate of 6.97%.

Mining properties and deferred costs at December 31, 2012 included capitalized stripping costs of $93.1 million (2011 – $32.8 million). Stripping costs of $78.1 million were capitalized during 2012 (2011 – $33.9 million), and $17.8 million were depreciated during 2012 (2011 – $1.1 million).

14.	EXPLORATION AND EVALUATION ASSETS

At December 31, 2010	$306.2
Exploration and evaluation expenditures	122.9
Transfer to mining assets	(1 .5)
Disposal of the La Arena project	(71.1)

At December 31, 2011	356.5
Exploration and evaluation expenditures	2.0
Acquisition of the Côté Gold project	532.7
Disposal of the Quimsacocha project	(28.3)
Transfer to mining assets [1]	(329.6)

At December 31, 2012	$533.3

[1]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mining and construction in progress. During the first quarter 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets .

	December 31, 2012	December 31, 2011
Canada - Côté Gold project	$533.3	$—
Canada - Westwood project	—	329.6
Ecuador - Quimsacocha project	—	26.9

	$533.3	$356.5

15.	GOODWILL

	December 31, 2012	December 31, 2011
Cash-generating units
Rosebel mine	$168.4	$168.4
Doyon division	88.3	88.3

	$256.7	$256.7

	Years ended December 31
	2012	2011
Balance, beginning of the year	$256.7	$268.0
Disposal of the La Arena project	—	(11.3)

Balance, end of the year	$256.7	$256.7

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

16.	OTHER NON-CURRENT ASSETS

	December 31, 2012	December 31, 2011
Receivables from governments[1]	$25.3	$11.3
Marketable securities	76.1	93.8
Warrants held as investments	0.2	10.1
Royalty interests(a)	18.8	21.2
Ore stockpiles	132.9	111.3
Deposits on non-current assets	83.0	27.1
Other	24.0	20.4

	$360.3	$295.2

[1]	Receivables from governments related to taxes, mineral rights and exploration tax credits.

(a)	Royalty Interests

	Cost	Accumulated Depreciation	Net royalty interests
December 31, 2012
Diavik[1]	$49.4	$31.4	$18.0
Paul Isnard Concession[2]	0.8	—	0.8

	$50.2	$31.4	$18.8

December 31, 2011
Diavik[1]	$49.4	$29.0	$20.4
Paul Isnard Concession[2]	0.8	—	0.8

	$50.2	$29.0	$21.2

[1]

The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

[2]

Royalty on gold production from the Paul Isnard concessions. On December 5, 2011, the Company entered into an option agreement which provides the third party an ability to purchase the existing royalty (expiring on July 30, 2015).

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

17.	JOINT VENTURES

The following amounts represent the Company’s proportionate interest in the joint ventures of the Sadiola mine (41%) and the Yatela mine (40%). Condensed balance sheets and statements of earnings information for the Company’s joint ventures are summarized below:

	December 31, 2012			December 31, 2011
	Sadiola	Yatela	Total	Sadiola	Yatela	Total
Ownership	41%	40%		41%	40%

Current assets	$38.1	$18.2	$56.3	$46.5	$26.6	$73.1
Non-current assets	144.8	6.5	151.3	103.6	6.0	109.6

Total assets	$182.9	$24.7	$207.6	$150.1	$32.6	$182.7

Current liabilities	$47.8	$9.0	$56.8	$33.4	$11.3	$44.7
Non-current liabilities	28.8	14.0	42.8	32.6	15.6	48.2

Total liabilities	$76.6	$23.0	$99.6	$66.0	$26.9	$92.9

	Year ended December 31, 2012			Year ended December 31, 2011
Revenues	$168.9	$47.7	$216.6	$189.0	$46.2	$235.2
Expenses[1]	130.2	51.6	181.8	142.9	54.6	197.5

Net earnings (losses )	$38.7	$(3.9)	$34.8	$46.1	$(8.4)	$37.7

[1]	Including income taxes.

18.	LONG-TERM DEBT

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (‘Notes”). The Notes are denominated in U.S. dollars, mature and become due and payable on October 1, 2020, and bear interest at the rate of 6.75% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013. The Notes are guaranteed by some of the Company’s subsidiaries. The Company intends to use the proceeds of the Notes for general corporate purposes, including funding capital expenditures and exploration.

The Company incurred transaction costs of $11.6 million which have been capitalized and offset against the carrying amount of the $650.0 million Notes within long-term debt in the consolidated balance sheet and is being amortized using the effective interest rate method. The amortization of transaction costs for the year ended December 31, 2012 was $0.4 million.

Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 1 of each of the following years is: 2016 – 103.375%; 2017 – 101.688%; and 2018 and thereafter – 100%.

Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium for accrued and unpaid interest.

Prior to October 1, 2015 using the cash proceeds from an equity offering the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The following are the contractual maturities related to the Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period
At December 31, 2012	Carrying amount	Contractual cash flows	1 Year	2-3 Years	4 -5 Years	After 5 Years
Notes	$650.0	$1,002.4	$45.2	$87.8	$87.8	$781 .6

(b)	Credit facility

On February 22, 2012, the Company amended and increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The amended credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio the Company. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

On February 22, 2012, the Company amended and increased its $50.0 million revolving facility for the issuance of letters of credit to $75.0 million. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this credit facility is April 22, 2013 with a provision to extend the maturity date for a period of one year. At December 31, 2012, the Company had letters of credit in the amount of $69.5 million to guarantee certain asset retirement obligations compared to $17.9 million at December 31, 2011.

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and base rate advances, which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio of the Company. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year.

No funds were drawn against credit facilities at December 31, 2012 and December 31, 2011. The Company has complied with its credit facility covenants as of December 31, 2012.

Credit facility issue costs of $4.5 million are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The remaining capitalized issue costs related to the previous credit facilities of $1.1 million were expensed in 2012 and included in finance costs. The carrying amount of credit facilities issue costs at December 31, 2012 was $3.7 million.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

19.	FINANCIAL INSTRUMENTS

	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
Financial assets (liabilities)	Amount	Value	Amount	Value
Cash and cash equivalents	$813.5	$813.5	$1,051.6	$1,051.6
Trade and other receivables	105.9	105.9	86.1	86.1
Marketable securities	94.8	94 .8	118.1	118.1
Warrants held as investments	0.5	0.5	10.1	10.1
Derivatives - Currency contracts	14.1	14.1	0.1	0.1
Derivatives - Oil contracts	2.7	2.7	4.6	4.6
Derivatives - Currency contracts	(0.1)	(0.1)	(4.6)	(4.6)
Derivatives - Aluminum contracts	(0.1)	(0.1)	(0.8)	(0.8)
Accounts payable and accrued liabilities	(252.3)	(252.3)	(206.0)	(206.0)
Other liability - embedded derivatives[1]	(0.5)	(0.5)	(1.0)	(1.0)
Long-term debt[2]	(650.0)	(651.6)	—	—

[1]	Related to the contingent consideration for the purchase in 2009 of the additional 3% interest in Sadio la.
[2]	The carrying amount and the fair value of the long-term debt exclude transaction costs (net of amortization) of $11.2 million.

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

As at December 31, 2012, the Company’s cash, cash equivalents and gold bullion position at market value was $1,036.8 million (December 31, 2011 – $1,262.5 million). The Company had notes payable of $650.0 million as at December 31, 2012.

As at December 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. As at December 31, 2012, the Company has committed $69.5 million (December 31, 2011 – $17.9 million) of its $75.0 million letters of credit revolving facility for the guarantee of certain asset retirement obligations.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof. The renewal has a 25-month life in each of the provinces of Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. The Company’s base shelf prospectus has never been drawn on.

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

•

Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Receivables included in receivables and other current assets are summarized in note 10. The credit risk related to gold trade receivable is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

Credit risk on settlement receivables from niobium sales arises from difficulties buyers may have in meeting their payment obligations. At December 31, 2012, 61% of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days, and 30% for between 30 and 60 days. In order to minimize the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment of receivables from niobium sales was recognized in 2012 and 2011. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from government related to taxes, mineral rights and exploration tax credits. Pending completion of certain government audits, the full balance recorded may not be ultimately realized. Management does not expect the amount realized to be materially different from that currently recorded.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks, share, and commodity market price risk, currency risk, and interest rate risk.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

a.	Fair value measurements

The following fair value hierarchy, which reflects the nature of the inputs, is used in making the measurements of fair value of financial assets and liabilities.

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial assets and liabilities recorded at fair value were as follows:

At December 31, 2012	Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets :
Cash and cash equivalents	$813.5	$—	$—	$813.5
Assets available for sale - marketable securities	73.1	—	21.7	94 .8
Assets at fair value through profit and loss - warrants held as investments	—	0.5	—	0.5
Derivatives :
Currency contracts	—	14.1	—	14.1
Oil contracts	—	2.7	—	2.7

	$886.6	$17.3	$21.7	$925.6

Financial liabilities :
Derivatives :
Currency contracts	—	(0.1)	—	(0.1)
Aluminum contracts	—	(0.1)	—	(0.1)
Other liability - embedded derivatives	—	(0.5)	—	(0.5)

	$—	$(0.7)	$—	$(0.7)

b.	Valuation techniques

Marketable Securities

The fair value of AFS financial assets (marketable securities) included in Level 1 is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange market that is the principal active market for that particular security and available-for-sale financial assets with a quoted-market price are therefore classified within Level 1 of the fair value hierarchy. Investments in equity instruments that are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Available-for-sale financial assets included in Level 3
At December 31, 2011	$19.2
Change in fair value reported in other comprehensive income	2.7
Gain on disposal recognized in the statement of earnings	(0.2)

At December 31, 2012	$21.7

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Warrants held as investments

The fair value of warrants held as investments, classified as financial assets at fair value through profit and loss, is obtained through the use of the Black-Scholes pricing model which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

Derivatives

For its derivative contracts (currency, oil and aluminum) and embedded derivatives, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company reassess the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

c.	Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities and warrants following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants held as investments.

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other current assets for marketable securities expected to be sold in the next twelve months, and for the remainder in other non-current assets on the consolidated balance sheet.

The unrealized gains related to change in market price of marketable securities classified as available-for-sale are recorded in the accumulated other comprehensive income within equity. The Company sold some of its marketable securities during 2012 and 2011. Gains previously included in the accumulated other comprehensive income were transferred to the statement of earnings.

During the year, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that impairment charges were required.

	Years ended December 31
	2012	2011
Movement in accumulated other comprehensive income
Net unrealized change in fair value of available-for-sale financial assets:
Unrealized gains	$9.4	$6.1
Income tax impact	(1.2)	(1.9)

	8.2	4.2

Net realized change in fair value and impairment of available-for-sale financial assets:
Sale of marketable securities	(25.5)	(8.9)
Impairment losses	17.6	1.6
Income tax impact	1.0	0.9

	(6.9)	(6.4)

	$1.3	$(2.2)

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized loss of $3.5 million related to the change in the fair value of these warrants held as investments was recorded in 2012 (2011 – unrealized gain $0.9 million).

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012, the impact of an increase of 10% in the fair value of marketable securities and warrants held as investments would have resulted in an increase in unrealized gains net of tax of $8.2 million that would be included in other comprehensive income and no material change in net earnings. The impact of a decrease of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a decrease in unrealized gains net of tax of $7.5 million that would be included in other comprehensive income and a loss of $0.8 million in net earnings.

d.	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to these currencies; however metal sales are mainly transacted in the U.S. dollar and a significant portion of each international operation’s cost base is denominated in the U.S. dollar.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statements of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

The Company monitors on a regular basis its hedge position for its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at some of its mine sites, and corporate costs.

As at December 31, 2012, the Company had outstanding contracts for:

•	Forward and option contracts for C$420 million ($412 million) hedging approximately 68% of its planned exposure to the Canadian dollar in 2013. Contract rates range from C$1.00/$ to C$1.07/$.

•	Forward and option contracts for €108 million ($133 million) hedging approximately 33% of its planned exposure to the Euro in 2013. Contract rates range from $1.18/€ to $1.28/€.

These contracts did not qualify for hedge accounting. The fair value of these contracts was included in other current and non-current assets (liabilities).

	December 31, 2012	December 31, 2011
Canadian dollar (C$)	$9.2	$(4.3)
Euro (€)	4.8	(0.3)
Other currencies	—	0.1

	$14.0	$(4.5)

Fair value adjustments (unrealized gains (losses) on contracts) and realized losses on settlements were recognized and recorded in derivative gains (losses).

	Years ended December 31
	2012	2011
Unrealized gains (losses) on contracts	$19.0	$(5.0)
Realized losses	(2.3)	(1.8)

	$16.7	$(6.8)

The fair value as at December 31, 2012, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would be recorded in the consolidated statements of earnings.

	December 31,	Increase of	Decrease of
	2012	10%	10%
Canadian dollar (C$)	$9.2	$(15.6)	$49.4
Euro (€)	4.8	(3.5)	14.9

	$14.0	$(19.1)	$64.3

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

e.	Sensitivity analysis on net monetary assets

The foreign exchange gain recorded in 2012 of $12.2 million (2011 – loss of $8.1 million) was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising of items such as cash held in Canadian dollar, receivables, payables, and income taxes payable, denominated in a foreign currency.

A strengthening of 10% of the U.S. dollar, against the Canadian dollar at December 31, 2012 would have increased net earnings by approximately $10 million. A weakening of the U.S. dollar against the Canadian dollar at December 31, 2012 would have had the same but opposite effect on the amount shown above, on the basis that all other variables remain constant.

f.	Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

During the year, the Company increased its hedge position for its exposure to fuel by executing option contracts.

As a result, as at December 31, 2012, the Company had outstanding option contracts covering 43% of its fuel exposure in 2013. Contract prices were between $75 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value at December 31, 2012 was included in other current and non-current assets (liabilities).

	Number of	December 31,	December 31,
	Barrels	2012	2011
Crude oil option contracts	591,000	$2.7	$4.4
Heating oil option contracts	—	—	0.2

	591,000	$2.7	$4.6

Changes in fair values and realized losses resulted in unrealized derivative gains as follows:

	Years ended December 31
	2012	2011
Unrealized gains on contracts	$0.1	$2.7
Realized losses	(0.6)	(0.3)

	$(0.5)	$2.4

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31,	Increase of	Decrease of
	2012	10%	10%
Crude oil option contracts	$2.7	$7.6	$—

g.	Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations in aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 45% of its aluminum exposure for 2013 at the Niobec mine. The negative fair value of outstanding contracts as at December 31, 2012 of $0.1 million was included in other non-current assets. The valuation of these contracts was based on an average aluminum price of $2,146 per metric tonne, at no cost, for the 2013 consumption.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

	Number of	December 31,	December 31,
Fair Value	metric tonnes	2012	2011
Aluminum contracts	2,100	$(0.1)	$(0.8)

These contracts did not qualify for hedge accounting. Changes in fair values and realized losses resulted in unrealized derivative gains (losses) as follows:

	Years ended December 31
	2012	2011
Unrealized gains (losses) on contracts	$0.6	$(0.8)
Realized losses	(0.8)	(0.2)

	$(0.2)	$(1.0)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31,	Increase of	Decrease of
	2012	10%	10%
Aluminum contracts	$(0.1)	$0.3	$(0.5)

h.	Interest rate risk

Interest rate risk is the risk that the value of assets and liabilities will change when the related interest rates change. The Company is exposed to interest rate risk on its cash and cash equivalents and long-term debt. The Company does not take any particular measures to protect itself against fluctuations in interest rates. The interest rate risk related to cash and cash equivalents is low because of the short-term nature of these securities.

The Notes bear interest at the rate of 6.75% per annum. Changes in interest rates do not have an impact on interest expense related to the Notes because the rate is fixed.

The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Related interest rates are based on market interest rates. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the interest rate for the credit facility would have an impact on net earnings and/or capitalized costs depending on whether there were expenditures on qualifying assets in the period. If interest rate in 2012 had been 10% lower or higher with all other variables held constant, the impact on the interest expense would not have been material during 2012.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.

	Years ended December 31
	2012	2011
Unrealized change in fair value of:
Derivatives - currency contracts	$19.0	$(5.0)
Derivatives - oil contracts	0.1	2.7
Derivatives - aluminum contracts	0.6	(0.8)
Other (warrants held as investments and embedded derivatives)	(3 .5)	0.9

	16.2	(2.2)

Realized losses on:
Derivatives - currency contracts	(2.3)	(1.8)
Derivatives - oil contracts	(0.6)	(0.3)
Derivatives - aluminum contracts	(0.8)	(0.2)

	(3.7)	(2.3)

	$12.5	$(4.5)

20.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are:

•	To ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	To provide a superior return to shareholders;

•	To ensure the Company complies with its long-term debt covenants; and

•	To protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

	December 31,	December 31,
	2012	2011
Cash and cash equivalents	$813.5	$1,051.6
Gold bullion at market value	223.3	210.9
Credit facilities available for use	750.0	350.0
Long-term debt[1]	650.0	—
Common shares	2,315.8	2,308.6

[1]	Long-term debt excluding transaction costs (net of amortization) of $ 11.2 million.

The Company’s capital structure reflects the requirements of a company focused on growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt if any, or purchase or sell gold bullion.

The Company’s cash and cash equivalents, and gold bullion position valued at December 31, 2012 gold market price, was $1,036.8 million (December 31, 2011 – $1,262.5 million). This decrease was mainly due to the acquisition of the Côté Gold project, capital expenditures related to mining assets and exploration and evaluation assets, and the payment of dividends, partially offset by the net proceeds from the Notes and the net cash generated from operating activities.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The Company continues to have available a short form base shelf prospectus qualifying the distribution of securities of up to $1.0 billion, which was filed in July 2011.

There were no changes in the Company’s approach to capital management during the year other than the issuance of long-term debt. The Company’s capital structure was modified during 2012 in support of the Company’s growth objectives. In February 2012, the Company amended its credit facility agreement increasing the available amount from $350.0 million to $750.0 million. On September 21, 2012, the Company issued at face value $650.0 million of Notes. The Company intends to use the proceeds of the Notes for general corporate purposes, including funding capital expenditures and exploration. The Company has complied with its long-term debt covenants.

21.	PROVISIONS

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

	Years ended December 31
	2012	2011
Balance, beginning of the year	$222.2	$187.4
Acquisition of the Côté Gold project	0.4	—
Revision of estimated cash flows and discount rates :
Capitalized in mining assets	31.5	22.7
Expensed (related to closed sites)	5.3	23.0
Accretion expense-continuing operations[1]	1.3	2.9
Accretion expense-discontinued operations	—	0.1
Disbursements-continuing operations	(2 .6)	(2.8)
Disbursements-discontinued operations	—	(0.1)
Other	—	(1.7)
Discontinued operations - Mupane	—	(9.3)

Balance, end of the year	258.1	222.2
Less : current portion	(7 .4)	(6.3)

Non-current portion	$250.7	$215.9

[1]	Included in finance costs.

As at December 31, 2012, the Company had letters of credit in the amount of $69.5 million to guarantee asset retirement obligations compared to $17.9 million at December 31, 2011. The increase in collateral support to guarantee asset retirement obligations was the result of Quebec, Canada regulators accepting a revised asset retirement plan. The Company also has legally restricted cash of $3.1 million included in other non-current assets for the purposes of settling asset retirement obligations.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the discount rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Real Discount Rate
Rosebel mine	$58.4	2013-2032	0.6%
Essakane mine	33.5	2019-2033	0.1%
Doyon mine	122.1	2013-2043	0.4%
Sadiola mine (41%)	24.6	2013-2039	0.1%
Yatela mine (40%)	15.2	2013-2022	0.1%
Niobec mine	9.1	2013-2029	0.4%
Other Canadian sites	13.6	2013-2109	0.3%

	$276.5

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

2013	$7.5
2014	8.6
2015	8.5
2016	7.0
2017	5.7
2018 onwards	239.2

$276.5

(b)	Termination benefits

Contractual termination benefits were first recorded in 2008 for both the Doyon and Mouska mines in Canada. In 2009, the life of the Doyon mine was extended from May 2009 to December 2009 due to improved operating efficiencies. In addition, the Company extended the life of the Mouska mine from 2009 to late 2013 through the use of paste backfill to extract additional ore. During these years, termination benefits provisions were adjusted due to mine life extension at the Mouska mine and the continued employment of certain Doyon mine employees at the Westwood and Essakane sites.

Liabilities related to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2012 and December 31, 2011, were as follows:

	Years ended December 31
	2012	2011
Balance, beginning of the year	$2.9	$2.6
Termination benefits adjustments	(0.2)	0.6
Paid during the year	(0.2)	(0.5)
Foreign exchange impact	0.1	0.2

Balance, end of the year	$2.6	$2.9

	December 31,	December 31,
	2012	2011
Current portion included in current portion of other non-current liabilities	$1.5	$0.4
Long-term portion included in other non-current liabilities	1.1	2.5

	$2.6	$2.9

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be determined when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable. At December 31, 2012 the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments for which no provision has been recorded will have a material impact on the financial position of the Company.

22.	INCOME TAXES

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2012	2011
Deferred tax assets:
Other assets	$22.7	$26.6
Exploration and evaluation assets	76.6	10.4
Share issue costs	0.7	4.5
Non-capital losses	96.0	57.4
Mining assets	—	16.2
Asset retirement obligations	31.4	30.3
Income tax benefit of mining duties	7.9	6.5

	235.3	151.9

Deferred tax liabilities:
Mining assets	(397.1)	(245.0)
Exploration and evaluation assets	—	(56.4)
Royalty interests	(15.9)	(15.9)
Other intangible assets	(1 .4)	(1.6)
Mining duties	(29.3)	(24.0)
Available-for-sale financial assets	(6.6)	(7.0)
Other	(15.2)	(17.0)

	(465.5)	(366.9)

Net deferred income tax liabilities	$(230.2)	$(215.0)

Classification
Non-current assets	$55.4	$41.4
Non-current liabilities	(285.6)	(256.4)

	$(230.2)	$(215.0)

For Canadian income tax purposes, the Company has non-capital loss carry forwards of $421.7 million and a net capital loss carry forward of $181.8 million which, subject to certain restrictions, may be used to reduce taxable income in the future.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The non-capital loss carry forwards begin to expire in 2013. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

The Company has not recognized tax benefits on non-capital loss carry forward of $53.2 million, net capital loss carry forward of $158.6 million and exploration and development expenses of $62.9 million. It is not probable that these deferred tax assets will be realized in the future.

Governmental assistance, in the form of a Quebec refundable credit, has reduced the amount capitalized for exploration expenditures by approximately $2.3 million (2011 – $12.7 million).

The Company has not recognized tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not recognized on the loss carry forwards and other deductible amounts of $249.8 million in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $682.2 million (2011 - $1,304.4 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The income tax expense (benefit) differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 26.8% in 2012 (2011 – 28.4%) to earnings from continuing operations before income taxes. The reasons for the differences are as follows:

	Years ended December 31
	2012	2011
Earnings from continuing operations before income taxes	$570.6	$649.0

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	$152.9	$184.3
Increase (reduction) in income taxes resulting from :
Earnings not subject to taxation	(0.1)	(1.1)
Earnings in foreign jurisdictions subject to different tax rates	6.5	(5.7)
Tax benefits not recognized	21.7	9.6
Provincial mining duty tax	5.2	7.1
Non-deductible expenses	17.8	12.8
Non-resident with holding taxes	5.2	4.5
Foreign exchange related to income taxes	(7.3)	8.4
Change in enacted tax rates	(5.9)	5.5
Flow-through shares	—	6.5
Over provided in prior periods	1.6	(6.2)
Other	1.8	(4.7)

Total income tax expense	$199.4	$221.0

The effective tax rate for the years ended December 31, 2012 and 2011 was 34.9% and 34%, respectively.

The income tax expense (benefit) on other comprehensive income is made up of the following components:

	Years ended December 31
	2012	2011
Unrealized change in fair value of available-for-sale financial assets	$1.2	$1.9
Realized change in fair value and impairment of available-for-sale financial assets	(1.0)	(0.9)
Other	(0.8)	(0.4)

Total income tax expense related to other comprehensive income	$(0.6)	$0.6

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense (benefit) is made up of the following components:

	Years ended December 31
	2012	2011
Current:
Federal and provincial income taxes	$5.0	$4.6
Provincial mining taxes	2.2	1.5
Foreign income taxes	179.8	191.9
Changes in tax rates or imposition of new taxes	(3.4)	—

	183.6	198.0

Deferred:
Federal and provincial income tax - origination and reversal of temporary differences	(1.1)	(8.1)
Provincial mining taxes - origination and reversal of temporary differences	3.0	9.5
Foreign income taxes - origination and reversal of temporary differences	16.4	16.1
Changes in tax rates or imposition of new taxes	(2.5)	5.5

	15.8	23.0

Total income tax expense	$199.4	$221.0

The 2012 movement for deferred income taxes may be summarized as follows:

	December 31, 2011	Statement of earnings	Other comprehensive income	Other	December 31, 2012
Deferred tax assets:
Other assets	$26.6	$(4.7)	$0 .8	$—	$22.7
Exploration and evaluation assets	10.4	66.2	—	—	76.6
Share issue costs	4.5	(3.8)	—	—	0.7
Non-capital losses	57.4	38.6	—	—	96.0
Mining assets	16.2	(16.2)	—	—	—
Asset retirement obligations	30.3	1.1	—	—	31.4
Income tax benefit on mining duties	6.5	1.4	—	—	7.9

Deferred tax liabilities:
Mining assets	(245.0)	(152.1)	—	—	(397.1)
Exploration and evaluation assets	(56.4)	56.4	—	—	—
Royalty interests	(15.9)	—	—	—	(15.9)
Other intangible assets	(1.6)	0.2	—	—	(1.4)
Mining duties	(24.0)	(5.3)	—	—	(29.3)
Available-for-sale assets	(7.0)	0.6	(0.2)	—	(6.6)
Other	(17.0)	1.8	—	—	(15.2)

	$(215.0)	$(15.8)	$0.6	$—	$(230.2)

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The 2011 movement for deferred income taxes may be summarized as follows:

	December 31, 2010	Statement of earnings	Other comprehensive income	Other	December 31, 2011
Deferred tax assets:
Other assets	$23.8	$2.5	$0.3	$—	$26.6
Exploration and evaluation assets	2.1	8.3	—	—	10.4
Share issue costs	3.4	1.1	—	—	4.5
Non-capital losses	56.6	0.8	—	—	57.4
Net capital losses	0.6	(0.6)	—	—	—
Mining assets	1.2	15.0	—	—	16 .2
Asset retirement obligations	12.4	17.9	—	—	30.3
Income tax benefit on mining duties	1 .8	4.7	—	—	6 .5

Deferred tax liabilities:
Mining assets	(210.1)	(34.9)	—	—	(245.0)
Exploration and evaluation assets	(47.7)	(8.7)	—	—	(56.4)
Royalty interests	(16.1)	0.2	—	—	(15.9)
Other intangible assets	(1.9)	0.3	—	—	(1.6)
Mining duties	(7.7)	(16.3)	—	—	(24.0)
Available-for-sale assets	(6.3)	0.2	(0.9)	—	(7.0)
Other	(14.3)	(13.5)	—	10.8	(17.0)

	$(202.2)	$(23.0)	$(0.6)	$10.8	$(215.0)

23.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

		Years ended December 31
	Notes	2012	2011
Outstanding, beginning of the year		375,918,655	372,849,289
Issuance of flow-through shares	23(c)	—	1,700,000
Exercise of options	25(a)	597,670	1,311,627
Release of restricted share units and performance share units	25(b)	20,625	57,739

Outstanding, end of the year		376,536,950	375,918,655

(c)	Issuance of flow-through common shares

Under the applicable tax legislation, the Company is required to incur an amount equivalent to the proceeds of the issue of flow-through shares on prescribed resource expenditures. The proceeds from the flow-through common shares fund prescribed resource expenditures on the Westwood project.

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through common shares. The issuance of 1,700,000 common shares at a price of C$25.48 per share raised gross proceeds of $43.3 million (C$43.3 million) in 2011 (nil – 2012). As at December 31, 2011, the Company had applied the entire flow-through common share proceeds raised to eligible expenditures.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Flow-through common shares were recognized in equity based on the quoted price of the existing shares on the date of the issue less issuance costs for $34.6 million in 2011. The difference between the amount recognized in common shares and the amount the investors paid for the shares (2011 – $6.9 million) was recognized in amortization of gain related to flow-through shares (included in interest income and derivatives and other investment gains).

24.	EARNINGS PER SHARE

Basic earnings per share computation

	Years ended December 31
	2012	2011
Numerator:
Net earnings from continuing operations attributable to equity holders of IAMGOLD	$334.7	$391.3
Net earnings attributable to equity holders of IAMGOLD	$334.7	$806.6

Denominator:
Weighted average number of common shares (basic)	376,186,069	374,946,713

Basic earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$1.04
Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$2.15

Diluted earnings per share computation

	Years ended December 31
	2012	2011
Denominator:
Weighted average number of common shares (basic)	376,186,069	374,946,713
Dilutive effect of employee share options	454,308	1,443,903
Dilutive effect of employee restricted share units	286,937	120,968
Dilutive effect of employee performance share units	10,918	8,868

Weighted average number of common shares (diluted)	376,938,232	376,520,452

Diluted earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$1.04
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.89	$2.14

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Years ended December 31
	2012	2011
Share options	3,118,025	942,972
Performance share units	180,711	4,306

	3,298,736	947,278

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

25.	SHARE-BASED COMPENSATION

	Years ended December 31
	2012	2011
Share option plan	$4.7	$4.3
Share bonus plan	1.1	0.6
Deferred share plan	2.8	1.2

Share-based compensation for continuing operations[1]	$8.6	$6.1

[1]	The 2011 share-based compensation expense excludes the $ 0.2 million related to the reclassification of Mupane as discontinued operations.

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over three or five years and expire no later than 10 years from the grant date.

As at December 31, 2012, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2012, the shares that remained in reserve were 6,518,351 of which 4,159,150 were outstanding and 2,359,201 were unallocated.

	Year ended		Year ended
	December 31, 2012		December 31, 2011
	Share Options	Weighted Average Exercise Price (C$)[1]	Share Options	Weighted Average Exercise Price (C$ )[1]
Outstanding, beginning of the year	3,542,646	$13.25	4,732,649	$11.31
Granted	1,435,535	13.30	722,416	19.27
Exercised	(597,670)	8.70	(1,311,627)	9.83
Forfeited	(221,361)	13.26	(600,792)	12.64

Outstanding, end of the year	4,159,150	$13.92	3,542,646	$13.25

Exercisable, end of the year	1,838,646	$12.74	1,588,891	$11.50

[1]

All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2012 and 2011, between U.S. dollar and Canadian dollar were C$ 0.9949/U.S.$ and C$ 1.0203/U.S.$ , respectively.

The following table summarizes information related to share options outstanding at December 31, 2012:

Range of Prices C$/share	Number outstanding	Weighted Average Remaining Contractual Life - years	Weighted Average Exercise Price C$/share
5.01 – 10.00	486,075	0.4	$6.41
10.01 – 15.00	2,485,014	4.1	$12.99
15.01 – 20.00	989,342	4.6	$18.22
20.01 – 25.00	192,719	4.9	$22.37
25.01 – 27.00	6,000	4.2	$26.25

	4,159,150	3.8	$13.92

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

The following are the weighted average inputs to the Black-Scholes model used in determining fair value of options granted. The estimated fair value of the options is expensed over the options’ expected life.

	Years ended December 31
	2012	2011
Weighted average risk-free interest rate	2%	2%
Weighted average expected volatility[1]	45%	45%
Weighted expected dividend yield	1.88%	0.45%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$4.58	$7.71
Weighted average share price at grant date (C$ per share)	$13.27	$19.23
Weighted average exercise price (C$ per share)	$13.30	$19.27

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

(i)	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. In 2012, the Company’s Board of Directors approved a reallocation of 140,511 common shares from the share purchase plan reserve to the share bonus plan reserve. As of December 31, 2012, the shares that remained in reserve were 448,814 of which 178,042 were outstanding and 270,772 were unallocated.

A summary of the status of the Company’s restricted share units issued to employees and directors under the share bonus plan reserve and changes during the year is presented below.

	Years ended December 31
	2012	2011
	Number	Number
Outstanding, beginning of the year	182,259	12,500
Granted	17,604	197,231
Issued	—	(23,250)
Forfeited	(21,821)	(4,222)

Outstanding, end of the year	178,042	182,259

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 2,359,489 common shares may be awarded. In 2012, the Company’s Board of Directors approved a reallocation of 859,489 common shares from the share purchase plan reserve to the deferred share plan reserve. In addition, the Company’s shareholders approved an increase of 1,000,000 common shares in the deferred share plan reserve. At December 31, 2012, the shares that remained in reserve were 2,241,291 of which 822,879 were outstanding and 1,418,412 were unallocated.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31
	2012	2011
	Number	Number
Outstanding, beginning of the year	246,103	137,417
Granted	446,955	170,602
Issued	(20,625)	(34,488)
Forfeited	(76,922)	(27,428)

Outstanding, end of the year	595,511	246,103

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31
	2012	2011
	Number	Number
Outstanding, beginning of the year	62,438	—
Granted	171,787	74,639
Forfeited	(6,857)	(12,201)

Outstanding, end of the year	227,368	62,438

(ii)	Summary of awards

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the deferred share plan reserve or share bonus plan reserve on an annual basis.

Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, employee restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

Starting in 2012, director restricted share unit grants vest at the end of each year, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service. Restricted share units are granted as part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31
	2012	2011
Risk-free interest rate	1%	1%
Expected volatility[1]	42%	43%
Dividend yield	1.91%	0.76%
Weighted average expected life of RSUs issued (years)	2.8	2.9
Weighted average grant-date fair value (C$ per share)	$11.99	$20.23
Weighted average share price at grant date (C$ per share)	$13.13	$20.65
Model used	Black-Scholes	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units

Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Compensation Committee determines certain corporate performance targets are achieved and the service conditions are met.

The following are the weighted average inputs to the model used in determining fair value for performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31
	2012	2011
Risk-free interest rate	1%	2%
Expected volatility[1]	42%	44%
Weighted average expected life of PSUs issued (years)	2.9	2.9
Weighted average grant-date fair value (C$ per share)	$10.72	$17.18
Weighted average share price at grant date (C$ per share)	$13.44	$19.52
Model used	Monte Carlo	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

26.	DIVIDENDS

During 2012, IAMGOLD declared an annual dividend of $0.25 per share, payable in two semi-annual installments of $0.125 per share each.

	Years ended December 31
	2012	2011
Dividend to IAMGOLD’s shareholders :
$0.10 per common share, paid in July 2011	$—	$37.5
$0.125 per common share, paid in January 2012	—	47.0
$0.125 per common share, paid in July 2012	47.0	—
$0.125 per common share, paid in January 2013	47.1	—

	94.1	84.5
Subsidiaries’ dividends to non-controlling interests	14.2	11.7

	$108.3	$96.2

27.	COST OF SALES

Cost of sales includes mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, and depreciation expense.

	Years ended December 31
	2012	2011
Operating costs - mines	$706.1	$656.9
Royalties	80.4	81.0
Depreciation expense [1]	161.5	153.9

	$948.0	$891.8

[1]	Depreciation expense excludes depreciation relating to corporate assets, which is included in general and administrative expenses (note 28).

28.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31
	2012	2011
Salaries	$24.2	$24.0
Director fees and expenses	2.2	1.9
Professional and consulting fees	9.9	9.2
Other administration costs	11.0	10.1

	47.3	45.2
Share-based compensation	8.6	6.1
Depreciation expense	2.4	2.9

	$58.3	$54.2

29.	FINANCE COSTS

	Years ended December 31
	2012	2011
Credit facility fees	$4.5	$3.9
Interest expense	11.2	—
Accretion expense	1.3	2.9
Other	1.5	0.3

	$18.5	$7.1

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

30.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Years ended December 31
	2012	2011
Interest Income	$3.0	$1.8
Gain on sale of gold bullion	—	1.4
Gain on sale of marketable securities	25.5	8.9
Impairment of marketable securities	(24.1)	(1.6)
Gain (loss) on sale of assets	(0 .8)	14.6
Gain on sale of La Arena project	—	10.5
Derivative gain (loss)	12.5	(4.5)
Amortization of gain related to flow-through shares	—	6.8
Other	4.1	(0.3)

	$20.2	$37.6

31.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses:

	Years ended December 31
	2012	2011
Salaries, short-term incentives, and other benefits	$261.8	$242.2
Share-based payments	8.4	5.8
Other	7.5	7.3

	$277.7	$255.3

32.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Years ended December 31
	2012	2011
Share-based compensation	$8.6	$6.1
Gain on sale of marketable securities	(25.5)	(8.9)
Impairment of marketable securities	24.1	1.6
Loss (gain) on sale of assets	0.8	(14.6)
Gain on sale of La Arena project	—	(10.5)
Derivative loss (gain)	(12.5)	4.5
Amortization of gain related to flow-through shares	—	(6.8)
Share of net losses (earnings) from investments in associates	(12.0)	1.6
Other	5.8	5.2

	$(10.7)	$(21.8)

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Adjustments for cash items within operating activities

	Years ended December 31
	2012	2011
Disbursements related to asset retirement obligations	$(2.6)	$(2.8)
Settlement of derivatives	(1.3)	(4.7)
Disbursements related to termination benefits	(0.2)	(0.5)
Other	(0.4)	(0.3)

	$(4.5)	$(8.3)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31
	2012	2011
Receivables and other current assets	$(1.4)	$(47.8)
Inventories and non-current ore stockpiles	(72.9)	(65.7)
Accounts payable and accrued liabilities	11.3	49.6

	$(63.0)	$(63.9)

(d)	Other investing activities

	Years ended December 31
	2012	2011
Purchase of short-term investments	$—	$(169.9)
Cash received upon maturity of short-term investments	—	169.9
Acquisition of investments	(49.7)	(50.8)
Proceeds from sale of investments	28.2	11.2
Acquisition of gold bullion	—	(56.8)
Disposal of gold bullion	—	2.0
Restricted cash	(1.2)	(1.2)
Net disposals (acquisitions) of other assets	(6.9)	0.6

	$(29.6)	$(95.0)

(e)	Net proceeds from disposals of non-core assets

	Years ended December 31
	2012	2011
Disposal of the La Arena project	$—	$48.8
Disposal of the Tarkwa and Damang mines	—	667.0
Disposal of the Mupane mine	—	6.6
Disposal of the Magistral royalty interest	—	15.0

	$—	$737.4

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

33.	IMPAIRMENT

(a)	Impairment charges

There were no impairment charges for long-lived assets and goodwill accounted for in 2012 and 2011.

(b)	Impairment testing for cash-generating units containing goodwill

The Company performs impairment testing on an annual basis, as of December 31, and more frequently if there are indicators of impairment. Goodwill acquired through business combinations has been allocated to cash-generating units (“CGU”) at a reportable segment level for impairment testing. There are two CGUs for which goodwill has been allocated, Suriname gold operations, and the Doyon division.

For the impairment test, the fair value less costs to sell (“FVLCS”) was used to determine the recoverable amount since it is higher as compared to value in use. FVLCS was calculated using a discounted cash flow methodology taking account of assumptions that would be considered by market participants. Cash flows are for periods up to the date that mining is expected to cease, which are 19 years for both the Suriname gold operations and the Doyon division.

Long-term realized gold price used in impairment testing was determined by reference to external market consensus forecasts. The long-term gold price assumption used in impairment testing was $1,400 per ounce (2011 - $1,225 per ounce).

Real post-tax discount rates, includes country and project risks. These rates were based on the weighted average cost of capital specific to each CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the CGU for which the cash flows have not already been adjusted. These rates were calculated with reference to market information from third-party sources.

Gold companies typically trade at a market capitalization that is based on a multiple of their discounted cash flows referred to as a “NAV multiple”. For consistency in market evaluations, a NAV multiple was applied to the discounted cash flows of the Suriname gold operations and the Doyon division. The NAV multiple represents the CGU’s exploration potential beyond the identified reserves and resources and expectation of continued higher production than modeled.

Expected future cash flows used to determine the FVLCS used in the impairment testing are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures; as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, impairments may be identified.

The possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. A material change in gold price would cause the Company to review its mine plan and future capital expenditures and expansion plans accordingly.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

34.	COMMITMENTS

(a)	Royalty expenses

Production from certain mining operations is subject to third party royalties (included in the cost of sales) based on various methods of calculation summarized as follows:

	Years ended December 31
	2012	2011
Rosebel[1]	$38.4	$35.7
Essakane[2]	28.9	30.3
Mouska[3]	0.1	0.9
Sadiola[4]	10.1	11.3
Yatela[4]	2.9	2.8

Total included in mining costs	$80.4	$81.0

[1]

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

[2]

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

[3]	Two royalties of 0.2% and 2.0% respectively of gold production.
[4]	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

(b)	Management fees

	Years ended December 31
	2012	2011
Joint ventures:
Sadiola (1% of revenues)	$1.7	$1.9
Yatela (1% of revenues)	0.5	0.5

Total included in mining costs	$2.2	$2.4

(c)	Capital commitments

	December 31,	December 31,
	2012	2011
Capital commitments (excluding those related to joint ventures)
Capital expenditures obligations	$100.7	$68.0
Purchase obligations	98.8	105.4
Operating leases	8.6	7.2
Capital commitments related to joint ventures (IAMGOLD share)
Capital expenditures obligations	1.0	4.4
Purchase obligations	37.5	31.9

	$246.6	$216.9

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

		Payments Due by Period
		Less than			After
At December 31, 2012	Total	1 Year	2-3 Years	4 -5 Years	5 Years
Capital expenditures obligations	$101.7	$101.5	$0.2	$—	$—
Purchase obligations	136.3	123.0	8 .3	4 .7	0 .3
Operating leases	8.6	3 .5	4 .5	0 .6	—

Total	$246.6	$228.0	$13.0	$5.3	$0 .3

35.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2012 and 2011.

Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31
	2012	2011
Salaries and other benefits [1]	$8.6	$9.3
Termination benefits	—	0.1
Share-based payments	4.5	3.2

	$13.1	$12.6

[1]	Salaries and other benefits include amounts paid to directors.

36.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname – Rosebel mine

•	Burkina Faso – Essakane mine

•	Canada – Doyon division including the Mouska mine and the Westwood project

•	Mali – Joint ventures in the Sadiola mine (41%) and in the Yatela mine (40%)

The Company’s segments also include non-gold activities divided into the following segments:

•	Niobium, for the Niobec mine located in Canada,

•	Exploration and evaluation, and

•	Corporate which also includes royalty interests located in Canada and investments in associates

	December 31, 2012			December 31, 2011
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold Mines
Suriname	$731.3	$876.3	$249.4	$633.7	$833.4	$237.8
Burkina Faso	976.0	1,187.9	158.5	787.2	954.5	139.8
Canada	768.1	823.8	158.0	493.0	532.3	131.8
Mali	151.3	207.6	99.6	109.6	182.7	92.9

Total Gold Mines	2,626.7	3,095.6	665.5	2,023.5	2,502.9	602.3
Niobium	481.1	538.4	162.6	423.6	476.7	145.3
Exploration and Evaluation	549.9	593.9	12.7	31.8	45.4	6.9
Corporate	317.4	1,148.3	730.6	368.8	1,368.8	110.4

Total	$3,975.1	$5,376.2	$1,571.4	$2,847.7	$4,393.8	$864.9

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold Mines
Suriname	$655.7	$274.4	$49.6	$—	$10.1	$—	$321.6	$124.0
Burkina Faso	586.9	217.4	74.2	—	2.9	—	292.4	254.4
Canada	12.6	8.4	0.4	—	3.9	4.9	(5.0)	190.8
Mali	216.6	160.0	9.3	—	4.7	—	42.6	52.4

Total Gold
Mines	1,471.8	660.2	133.5	—	21.6	4.9	651.6	621.6
Niobium	190.5	117.9	20.4		—	—	52.2	75.7
Exploration and Evaluation	—	2.9	0.6	1.8	81.3	0.2	(86.8)	2.2
Corporate	7.7	5.5	7.0	56.5	9.8	(0.3)	(70.8)	1.0

	$1,670.0	$786.5	$161.5	$58.3	$112.7	$4.8	$546.2	$700.5

Year ended December 31, 2011

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold Mines
Suriname	$608.1	$248.7	$51.6	$—	$7.9	$—	$299.9	$72.8
Burkina Faso	590.1	191.9	69.9	—	4.4	—	323.9	104.6
Canada	52.3	37.8	1.0	0.9	7.5	21.8	(16.7)	130.0
Mali	235.2	144.6	5.4	—	4.8	—	80.4	24.3

Total Gold
Mines	1,485.7	623.0	127.9	0.9	24.6	21.8	687.5	331.7
Niobium	177.8	111.2	19.0	0.1	—	0.6	46.9	61.4
Exploration and Evaluation	—	1.3	—	0.6	48.7	—	(50.6)	3.1
Corporate	9.7	2.4	7.0	52.6	—	3.3	(55.6)	—

	$1,673.2	$737.9	$153.9	$54.2	$73.3	$25.7	$628.2	$396.2

[1]	Excluding depreciation expense.
[2]	Expenditures for mining assets and exploration and evaluation assets.

IAMGOLD CORPORATION – 2012 CONSOLIDATED FINANCIAL STATEMENTS